J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

June 20, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Imprivata, Inc.
Registration Statement on Form S-1
File No. 333-194921

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Imprivata, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time on June 24, 2014, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between June 11, 2014 and the date hereof, copies of the preliminary prospectus dated June 11, 2014 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	1,844
Institutional Investors	135

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC PIPER JAFFRAY & CO.
As Representatives of the Several Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
	Name:	Ben Burdett
	Title:	Vice President

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director